EXHIBIT 99.1

Brookfield Infrastructure Achieves Capital Recycling Target and Announces Third Quarter 2024 Results

BROOKFIELD, News, Nov. 06, 2024 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2024.

"Brookfield Infrastructure continues to deliver solid results while achieving its strategic objectives, including successfully reaching our $2 billion capital recycling target for the year,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Partners. “With interest rates coming down, we are in a new market environment with increased deal flow, creating a significant investment pipeline that is also benefiting from growth in sectors related to AI and associated energy demands.”

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited[1]	2024	2023	2024	2023
Net (loss) income[2]	$(52)	$104	$126	$505
– per unit[3]	$(0.18)	$0.03	$(0.18)	$0.34
FFO[4]	$599	$560	$1,822	$1,666
– per unit[5]	$0.76	$0.73	$2.31	$2.16

Brookfield Infrastructure reported a net loss of $52 million for the three-month period ended September 30, 2024 compared to net income of $104 million in the prior year. Strong growth within our businesses was more than offset by mark to market losses on our corporate hedging activities and commodities contracts, both of which contributed gains in the prior period.

Funds from operations (FFO) for the third quarter was $599 million, which is 7% above the comparable period. On a per unit basis, FFO was $0.76, which represents a 4% increase after considering the increased share count associated with the privatization of the global intermodal logistics operation last September. We experienced strong contributions from the new investments completed last year, as well as the initial contribution from three accretive tuck-in acquisitions that closed this year. Results also benefited from organic growth at the midpoint of our target range, capturing annual rate increases from inflation indexation, stronger transportation volumes and the commissioning of over $1 billion from our capital backlog. This result was partially offset by the impact of higher borrowing costs and foreign exchange, most notably the depreciation of the Brazilian real. When normalizing only for the impacts of foreign exchange, FFO per unit growth was 10%, which is in-line with our target and better reflects the current operational performance of our businesses.

Segment Performance

The following table presents FFO by segment:

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited[1]	2024	2023	2024	2023
FFO by segment
Utilities	$188	$229	$558	$661
Transport	308	205	929	596
Midstream	147	163	460	522
Data	85	66	231	208
Corporate	(129)	(103)	(356)	(321)
FFO[4]	$599	$560	$1,822	$1,666

The utilities segment generated FFO of $188 million, an increase of 9% on a comparable basis. In total, the amount was higher last year as we sold our interest in an Australian regulated utility business and completed a recapitalization at our Brazilian regulated gas transmission business in the first quarter. Organic growth for the segment was driven by the continued benefit of inflation indexation and the commissioning of over $450 million of capital into the rate base over the last twelve months.

FFO for the transport segment was $308 million, which represented a 50% increase over the same period in the prior year. The increase is primarily attributable to the acquisition of our global intermodal logistics operation that closed at the end of the third quarter last year and an incremental 10% stake in our Brazilian integrated rail and logistics operation that was completed this year. The remaining businesses performed well, with strong volumes across our networks and average rate increases of 7% across our rail networks and 5% across our toll road portfolio.

Our midstream segment generated FFO of $147 million, compared to $163 million in the same period last year. The decline is primarily attributable to capital recycling activities completed last year at our U.S. gas pipeline and higher interest costs across the portfolio from new financing initiatives. The underlying businesses are performing well in the current environment following continued demand for long-term services supported by robust customer activity levels across our critical midstream assets, particularly at our North American gas storage business.

FFO from the data segment was $85 million, representing a 29% increase over the same period last year. The step change is attributable to strong underlying performance and several new investments completed over the last twelve months. The most impactful was the tuck-in acquisition of a portfolio of retail colocation data centers completed in the first quarter. Our global data center platform continues to execute its development plans to drive growth, with an additional 70 MW commissioned during the quarter bringing our total installed data center capacity to over 900 MW.

Update on Strategic Initiatives

On September 12th we closed the tuck-in acquisition of 76,000 telecom tower sites in India. We are now the largest telecom tower operator in India and second largest globally, with over 250,000 tower sites. This acquisition is highly complementary to our existing operations, increasing and diversifying our tenancies from the country’s second and third largest mobile network operators, while offering significant operating synergies. The scale and benefits of the combined platform were all achieved at a value-based entry point below 6x EBITDA. Our total equity commitment was $140 million, and we expect the business to generate a strong going-in FFO yield. Concurrent with the acquisition we completed a rebranding of the business, to Altius, which brings together the three acquisitions we have made in the Indian telecommunications space.

During the quarter we secured approximately $600 million of capital recycling proceeds, for a total of approximately $2 billion for the year, successfully achieving our capital recycling target. We agreed on terms to sell our Mexican regulated natural gas transmission business for net proceeds of approximately $500 million ($125 million net to BIP), crystallizing an IRR of 22% and a multiple of capital of 2.2x. The business is mature and derisked, having achieved its value creation plan, most recently securing an average regulatory tariff increase of over 25% that was effective June 1, 2023. The sale is expected to close in the first quarter of 2025, subject to satisfying customary closing conditions.

We also completed the recapitalization of our North American gas storage platform, raising $1.25 billion that enabled a $770 million distribution ($305 million net to BIP) in advance of a sale process. This financing alone returned more capital than we had initially invested and increased the investment’s realized multiple of capital to 2.5x. This is an extremely attractive result, given we still own a business that generates approximately $330 million in annual EBITDA. The remaining sale proceeds secured during the quarter were generated from the sale of several financial assets. We remain on track to close the sale of our fiber platform within our French Telecom Infrastructure business in the fourth quarter, generating $100 million in proceeds and an IRR of 17%.

Distribution and Dividend Declaration

The Board of Directors of BIP declared a quarterly distribution in the amount of $0.405 per unit, payable on December 31, 2024 to unitholders of record as at the close of business on November 29, 2024. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the capital gains dividend for BIP Investment Corporation Senior Preferred Shares, Series 1, which will also be payable on December 31, 2024, subject to the results of the special meeting of holders on November 27, 2024. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.405 per share, also payable on December 31, 2024 to shareholders of record as at the close of business on November 29, 2024.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Third Quarter 2024 Results, as well as Letter to Unitholders and Supplemental Information, under the Investor Relations section at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am EST, please pre-register at https://register.vevent.com/register/BId0571f9a865e44d2bbf9e77964270a30. Upon registering, you will be emailed a dial-in number and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/qgby5rtc.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $1 trillion of assets under management. For more information, go to https://www.brookfield.com.

Contact Information

Media:	Investors:
Simon Maine	Stephen Fukuda
Managing Director	Senior Vice President
Corporate Communications	Corporate Development & Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 956 5129
Email: simon.maine@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2024 was 461.7 million and 461.5 million, respectively (2023: 458.8 million and 458.6 million).
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 9 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month periods ended September 30, 2024 was 792.2 million and 792.1 million, respectively (2023: 772.1 million and 771.7 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Financial Position
	As of
US$ millions, unaudited	Sept. 30, 2024	Dec. 31, 2023

Assets
Cash and cash equivalents	$1,602	$1,857
Financial assets	280	787
Property, plant and equipment and investment properties	58,035	52,879
Intangible assets and goodwill	29,426	30,333
Investments in associates and joint ventures	5,642	5,402
Deferred income taxes and other	10,259	9,526
Total assets	$105,244	$100,784

Liabilities and partnership capital
Corporate borrowings	$5,156	$4,911
Non-recourse borrowings	47,622	40,904
Financial liabilities	3,237	2,875
Deferred income taxes and other	19,722	18,078

Partnership capital
Limited partners	4,641	5,321
General partner	26	28
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,903	2,190
Exchangeable units/shares[1]	1,400	1,605
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	20,326	23,661
Preferred unitholders	918	918
Total partnership capital	29,507	34,016
Total liabilities and partnership capital	$105,244	$100,784
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P. Consolidated Statements of Operating Results
	For the three months ended September 30		For the nine months ended September 30
US$ millions, except per unit information, unaudited	2024	2023	2024	2023

Revenues	$5,270	$4,487	$15,595	$12,961
Direct operating costs	(3,897)	(3,384)	(11,685)	(9,893)
General and administrative expense	(113)	(100)	(302)	(312)
	1,260	1,003	3,608	2,756
Interest expense	(873)	(640)	(2,493)	(1,775)
Share of earnings from associates and joint ventures	56	96	192	472
Mark-to-market (losses) gains	(23)	34	(61)	27
Other (expense) income	(107)	(99)	158	101
Income before income tax	313	394	1,404	1,581
Income tax (expense) recovery
Current	(135)	(142)	(429)	(418)
Deferred	56	4	257	9
Net income	234	256	1,232	$1,172
Non-controlling interest of others in operating subsidiaries	(286)	(152)	(1,106)	(667)
Net (loss) income attributable to partnership	$(52)	$104	$126	$505

Attributable to:
Limited partners	$(73)	$23	$(55)	$184
General partner	73	66	220	198
Non-controlling interest
Redeemable partnership units held by Brookfield	(30)	10	(23)	76
Exchangeable units/shares[1]	(22)	5	(16)	47
Basic and diluted (losses) gains per unit attributable to:
Limited partners[2]	$(0.18)	$0.03	$(0.18)	$0.34
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2024 was 461.7 million and 461.5 million, respectively (2023: 458.8 million and 458.6 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows
	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2024	2023	2024	2023

Operating activities
Net income	$234	$256	$1,232	$1,172
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	22	30	24	191
Depreciation and amortization expense	854	669	2,672	1,946
Mark-to-market, provisions and other	92	156	(192)	48
Deferred income tax recovery	(56)	(4)	(257)	(9)
Change in non-cash working capital, net	48	(7)	(387)	(761)
Cash from operating activities	1,194	1,100	3,092	2,587

Investing activities
Net (investments in) proceeds from:
Operating assets	(1,673)	(5,970)	(2,304)	(10,145)
Associates	—	435	(350)	405
Long-lived assets	(865)	(616)	(3,210)	(1,612)
Financial assets	246	69	363	245
Net settlements of foreign exchange contracts	(13)	2	(22)	2
Other investing activities	(4)	(54)	(132)	(722)
Cash used by investing activities	(2,309)	(6,134)	(5,655)	(11,827)

Financing activities
Distributions to limited and general partners	(411)	(377)	(1,233)	(1,130)
Net borrowings:
Corporate	37	652	299	1,610
Subsidiary	2,251	777	7,209	3,323
Partnership units issued	3	2	9	10
Net capital provided (to) by non-controlling interest	(141)	4,514	(2,915)	6,758
Lease liability repaid and other	(369)	(545)	(1,018)	(1,326)
Cash from financing activities	1,370	5,023	2,351	9,245

Cash and cash equivalents
Change during the period	$255	$(11)	$(212)	$5
Cash reclassified as held for sale	—	—	—	(6)
Impact of foreign exchange and other on cash	21	(62)	(43)	29
Balance, beginning of period	1,326	1,380	1,857	1,279
Balance, end of period	$1,602	$1,307	$1,602	$1,307

Brookfield Infrastructure Partners L.P. Reconciliation of Net Income to Funds from Operations
	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2024	2023	2024	2023

Net income	$234	$256	$1,232	$1,172
Add back or deduct the following:
Depreciation and amortization	854	669	2,672	1,946
Share of earnings from investments in associates and joint ventures	(56)	(96)	(192)	(472)
FFO contribution from investments in associates and joint ventures[1]	238	225	708	709
Deferred tax recovery	(56)	(4)	(257)	(9)
Mark-to-market losses (gains)	23	(34)	61	(27)
Other expense[2]	200	194	100	142
Consolidated Funds from Operations	$1,437	$1,210	$4,324	$3,461
FFO attributable to non-controlling interests[3]	(838)	(650)	(2,502)	(1,795)
FFO	$599	$560	$1,822	$1,666
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P. Statements of Funds from Operations per Unit
	For the three months ended September 30		For the nine months ended September 30
US$, unaudited	2024	2023	2024	2023

(Losses) earnings per limited partnership unit[1]	$(0.18)	$0.03	$(0.18)	$0.34
Add back or deduct the following:
Depreciation and amortization	0.52	0.46	1.58	1.36
Deferred taxes and other items	0.42	0.24	0.91	0.46
FFO per unit[2]	$0.76	$0.73	$2.31	$2.16
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2024 was 461.7 million and 461.5 million, respectively (2023: 458.8 million and 458.6 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month periods ended September 30, 2024 was 792.2 million and 792.1 million, respectively (2023: 772.1 million and 771.7 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses FFO per unit as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Third Quarter 2024 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today declared a quarterly dividend in the amount of $0.405 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on December 31, 2024 to shareholders of record as at the close of business on November 29, 2024. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

The previously announced proposed reorganization of BIPC, which is expected to be completed in December 2024, will not impact the payment of this dividend on December 31, 2024 to BIPC shareholders of record as at the close of business on November 29, 2024. After completion of the reorganization, it is expected that quarterly dividends will be declared and paid on the new shares held by BIPC shareholders at the same time as quarterly distributions are declared and paid to unitholders.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.ca.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported a net loss of $808 million for the three-month period ended September 30, 2024, compared to net income of $1,009 million in the prior year. After removing the impact of the revaluation on our own Shares that are classified as liabilities under IFRS and the impact of foreign exchange on loans with BIP denominated in Canadian dollars, underlying earnings were 66% higher than the prior year. Current period results benefited from the acquisition of our global intermodal logistics operation, Triton, that closed at the end of September in the prior year, and capital commissioned into rate base at our U.K. regulated distribution business. These benefits were partially offset by higher financing costs at our businesses, as a result of incremental borrowings. Additionally, offsetting results was an increase in dividends paid on our exchangeable shares, which are classified as interest expense, due to the 6% increase in our quarterly dividend compared to the prior year and approximately 21 million exchangeable shares issued in connection with our acquisition of Triton.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation Consolidated Statements of Financial Position
	As of
US$ millions, unaudited	Sept. 30, 2024	Dec. 31, 2023

Assets
Cash and cash equivalents	$245	$539
Due from Brookfield Infrastructure	1,766	1,288
Property, plant and equipment	14,643	14,151
Intangible assets	3,306	3,699
Goodwill	1,670	1,726
Deferred tax asset and other	2,501	2,506
Total assets	$24,131	$23,909

Liabilities and equity
Accounts payable and other	$1,182	$1,099
Loans payable to Brookfield Infrastructure	100	26
Exchangeable and class B shares	4,626	4,153
Non-recourse borrowings	13,336	12,028
Financial liabilities	36	75
Deferred tax liabilities and other	2,374	2,460

Equity
Equity in net assets attributable to the Partnership	(764)	(399)
Non-controlling interest	3,241	4,467
Total equity	2,477	4,068
Total liabilities and equity	$24,131	$23,909

Brookfield Infrastructure Corporation Consolidated Statements of Operating Results
	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2024	2023	2024	2023

Revenues	$912	$551	$2,722	$1,586
Direct operating costs	(339)	(146)	(1,007)	(442)
General and administrative expenses	(21)	(16)	(56)	(49)
	552	389	1,659	1,095

Interest expense	(269)	(162)	(767)	(476)
Share of losses from investments in associates	—	(24)	—	(20)
Remeasurement of exchangeable and class B shares	(1,003)	917	(468)	309
Mark-to-market and other	(3)	(16)	(109)	22
(Loss) income before income tax	(723)	1,104	315	930
Income tax expense
Current	(80)	(93)	(275)	(262)
Deferred	(5)	(2)	(8)	(8)
Net (loss) income	$(808)	$1,009	$32	$660

Attributable to:
Partnership	$(977)	$913	$(458)	$338
Non-controlling interest	169	96	490	322

Brookfield Infrastructure Corporation Consolidated Statements of Cash Flows
	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2024	2023	2024	2023

Operating activities
Net (loss) income	$(808)	$1,009	$32	$660
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	—	24	—	23
Depreciation and amortization expense	194	59	580	171
Mark-to-market and other	14	37	93	32
Remeasurement of exchangeable and class B shares	1,003	(917)	468	(309)
Deferred income tax expense	5	2	8	8
Change in non-cash working capital, net	56	(20)	72	(136)
Cash from operating activities	464	194	1,253	449

Investing activities
Disposal of associates	—	435	—	435
Purchase of long-lived assets, net of disposals	(354)	(122)	(755)	(381)
Acquisition of subsidiaries	—	(3,086)	—	(3,086)
Other investing activities	19	(53)	106	(57)
Cash used by investing activities	(335)	(2,826)	(649)	(3,089)

Financing activities
Net capital provided (to) by non-controlling interest	(281)	2,629	(1,821)	2,466
Net (repayments) borrowings	(70)	(118)	946	(60)
Other financing activities	—	16	18	16
Cash (used by) from financing activities	(351)	2,527	(857)	2,422

Cash and cash equivalents
Change during the period	$(222)	$(105)	$(253)	$(218)
Impact of foreign exchange on cash	1	(10)	(41)	14
Balance, beginning of period	466	356	539	445
Balance, end of period	$245	$241	$245	$241